Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2505 Meadowvale Blvd.
Mississauga, ON, Canada L5N 5S2
tel: (905) 817-2004  fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

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FOR IMMEDIATE RELEASE

                 Vasogen Raises US$20.3 Million Through Sale of
                           Common Shares and Warrants

Mississauga, Ontario (November 9, 2006) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS) today announced that it has entered into a definitive purchase agreement to raise US$20.3 million in gross proceeds through the sale of its common shares and warrants to institutional investors. Pursuant to the terms of the purchase agreement, the Company has agreed to sell a total of 43.2 million units at US$0.47 per unit, each unit consisting of one common share, 0.4 of a five-year warrant to purchase a common share at US$0.63 per share and 0.1 of a six-month warrant to purchase a common share at US$0.53 per share. One full warrant is required to purchase one share. If all of the 21.6 million warrants are exercised, the Company will receive an additional US$13.2 million in gross proceeds. The offering is expected to close on or about November 10, 2006, subject to customary closing conditions.

The Company estimates net proceeds from the financing to be approximately US$18.8 million after deducting placement agent fees and the estimated costs associated with the offering. The Company plans to use the net proceeds of this financing for working capital purposes, including but not limited to funding the continued development of its Celacade(TM) technology and the continued development of the drug, VP025.

Among the investors in the transaction are Federated Kaufman Fund and RA
Capital.

Rodman & Renshaw, LLC acted as the sole placement agent in connection with this transaction. The placement agent will receive 2,560,000 three-year warrants to purchase common shares at US$0.63 per share.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities, nor shall there be any sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This offering is being made by means of a prospectus supplement to a prospectus that is part of the Company's shelf registration statement previously filed with and declared effective by the Securities and Exchange Commission.

Copies of the prospectus and the prospectus supplement relating to the offering may be obtained from the offices of Rodman & Renshaw, LLC, 1270 Avenue of the Americas, New York, NY 10020.

About Vasogen:

Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. Vasogen's Celacade(TM) technology is in late-stage development for the treatment of chronic heart failure. The recently completed phase III ACCLAIM trial assessed the impact of Celacade on reducing the risk of mortality and morbidity in

                                     -more-

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                                                     ...page 2, November 9, 2006

patients with Class II-IV systolic heart failure. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory and neuro-vascular disorders. VP025, which is entering phase II clinical development, is the lead product candidate from this new class of drugs.

Certain statements contained in this press release or elsewhere in our public documents constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements may include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of Celacade(TM), statements concerning our partnering activities and health regulatory submissions, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. A number of assumptions were made by us in the preparation of these forward-looking statements, including assumptions about the nature, size and accessibility of the market for Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization and the availability of capital on acceptable terms to pursue the development of Celacade. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of further analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials, delays or setbacks in the regulatory approval process, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, including the convertible notes we issued in October 2005, risks associated with the outcome of our research and development programs, the adequacy, timing and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on subcontractors and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our Annual Information Form and Form 40-F for the year ended November 30, 2005, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise indicated, numerical values indicating the statistical significance ("p-values") of results included in this document are based on analyses that do not account for endpoint multiplicity.